Free Writing Prospectus

Filed Pursuant to Rule 433 Relating to Prospectus dated May 15, 2013 Registration Statement No. 333-185576

HAVE YOU INSURED YOUR RETIREMENT INCOME

INTRODUCING

THE RETIREONE TRANSAMERICA II SOLUTION

THE RETIREONE TRANSAMERICA II SOLUTION DELIVERS AN INCOME YOU CAN DEPEND ON FOR A LIFETIME

With the RetireOne Transamerica II solution, you are guaranteed income for the rest of your life – even if your Covered Asset Value declines to zero. If your Covered Asset Value becomes depleted other than by excess withdrawal, you will begin receiving guaranteed benefit payments from Transamerica Advisors Life Insurance Company. These payments will continue for your lifetime, providing you honor the terms of the certificate.

Through up and down markets and decades of retirement, this innovative solution may provide security and peace of mind when you need it most.

HOW THE RETIREONE TRANSAMERICA II SOLUTION WORKS

COVERED ASSET VALUE

ACCOUNT BALANCE

COVERAGE BASE

AMOUNT USED TO CALCULATE THE GUARANTEED WITHDRAWAL

COVERAGE AMOUNT

GUARANTEED WITHDRAWAL AMOUNT

1	Initial Contribution

Assets invested in mutual funds and ETFs

Initial Coverage Base calculated

3	Step-ups Can Continue During Withdrawals

Step-ups are automatic and permanent

Coverage Amount will never decrease as long as the account has not been subject to excess withdrawals. Please see prospectus for details.

2	Lock-in; Withdrawals begin

Calculated using your highest Quarterversary value

Assets remain invested in custodial account

Payments from Transamerica Begin

Covered Asset Value now $0

Guaranteed income payments from the insurer

For illustration purposes only. Withdrawals illustrated in annual increments.

All guarantees are based on the claims-paying ability of Transamerica Advisors Life Insurance Company.

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ADD GUARANTEED INCOME PROTECTION TO YOUR INVESTMENT STRATEGY

When it comes to protecting what’s most important in your life, you know that health and life insurance are two of the most important investments you can make to guard against risk. But did you know that one of the biggest threats now facing Americans is not having enough money to last through retirement? That’s why it makes sense to insure your retirement income as well.

The RetireOne Transamerica II solution, a Contingent Deferred Annuity (CDA), offers protection from the potential of outliving your money. This innovative solution uses your Eligible Assets to provide a guaranteed retirement income stream for life, as well as the opportunity for your Financial Advisor to manage your assets.

If your portfolio increases in value, the amount of guaranteed withdrawals (Coverage Amount) can increase. You also have security against market loss. If these same investments decline because of poor market performance, your Coverage Amount, once locked in, will not go down. This provides you with up-market opportunity and down-market protection.

The risks to a secure and comfortable retirement have never been greater. The RetireOne Transamerica II solution can help you protect your future from those risks. Of course, the benefit payments are backed by the claims-paying ability of Transamerica Advisors Life Insurance Company.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

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HELP PROTECT AND GROW YOUR RETIREMENT INCOME

You want to have enough money for as long as you live. The RetireOne Transamerica II solution protects your retirement income by locking in a Coverage Percentage of 4–8% for life, depending on the 10-Year U.S. Treasury Bond Yield and your age at Lock-In.

The RetireOne Transamerica II solution helps your retirement income grow in four ways:

QUARTERVERSARY FEATURE

To allow the potential for your guaranteed income to increase, the RetireOne Transamerica II annuity lets you participate in the markets using your investment portfolio. If, prior to the Lock-In Date, the market goes up and your investments perform well, the “Quarterversary” feature annually steps up your Coverage Base to the highest of four quarterly “watermarks” in the past year. Your highwater mark will be used to calculate the guaranteed amount you can count on for the rest of your life. This is referred to as an automatic step-up.

$1M $800K $600K $400K $200K $0K

HIGHEST QUARTERLY VALUE

ELIGIBLE ASSETS

Q1 Q2 Q3 Q4

COVERAGE PERCENTAGES

MAY INCREASE

WITH INTEREST RATES

Since your Coverage Percentage is based on the closing yield of the 10-Year U.S. Treasury Bond on your Lock-In Date, your Coverage Percentage may increase to help hedge your retirement income against inflation.*

* Guarantee withdrawals equals Coverage Percentage multiplied by Coverage Base at Lock-In. Any withdrawals (except the Annual Fee Allowance) before Lock-In will reduce the Coverage Base.

COVERAGE

PERCENTAGES

INCREASE WITH AGE

Your annual withdrawal percentage may increase depending on your age at Lock-In:

AGE AT LOCK-IN

85 80 75 70 65 60

COVERAGE

PERCENTAGE

6–8% 5.5–7.5% 5–7% 4.5–6.5% 4–6% 4–5.5%

Joint Life Option percentage is 0.50% less. The Coverage Percentage is based on the younger of the Covered Person or the Covered Person’s spouse.

INCOME MAY

INCREASE

AFTER LOCK-IN

Once the Coverage Base is locked in, we continue an annual look on the Certificate Anniversary.

Current value of the Covered Asset Pool

Current 10-year U.S. Treasury Bond yield determines the current Coverage Percentage

Step-up is automatic and permanent

See disclosure for more information.

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GETTING STARTED IS AS EASY AS

1 Work with your advisor to choose the appropriate investment strategy

2 Purchase the RetireOne Transamerica II solution from Aria to wrap guaranteed income protection around your portfolio. The initial Certificate Fee for these Eligible Strategies is based on Fee Option 5 only and ranges from 1.05%-1.50% of the Coverage Base.

3 Receive guaranteed retirement income for life

All guarantees are based on the claims-paying ability of Transamerica Advisors Life Insurance Company.

All fees are assessed quarterly. If an Automatic Step-Up occurs, the current Certificate Fee Percentage in effect at the time of the Step-Up will be applicable, which could lead to an increase or decrease in your Certificate Fee. The Certificate Fee Percentage can increase by no more than 0.75%. These fees are in addition to any charges that are imposed in connection with advisory and other services or charges (including sales loads or brokerage commissions) imposed by or in connection with the Eligible Assets in which you are invested as well as any fees that apply if used with your Account. Certificate fees vary based upon the Eligible Funds or Eligible Strategies selected. See the prospectus and the last page of this brochure for more information on fees, fee options and reductions.

Contact your advisor for questions about building a retirement income plan. Contact us with questions about the retirement income insurance.

Securities offered through Protected Investors of America. Member: SIPC, FINRA. Protected Investors of America is licensed as a broker/dealer in all 50 states.

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DISCLOSURE

IMPORTANT INFORMATION ABOUT CDAs

Contingent Deferred Annuities (CDAs) can play an important role in your retirement plan, but they are not for everyone. Before investing, you and your Aria representative should discuss aspects that affect the appropriateness for your situation, including cost, investment timeframe and other retirement assets you may have. An Aria registered representative can help you determine whether this annuity may be appropriate for you.

IMPORTANT INFORMATION ABOUT RETIREONE TRANSAMERICA II

The RetireOne Transamerica II solution requires an investor’s holdings to remain fully invested in certain specific investments (“Eligible Assets”). It does not guarantee Eligible Asset performance or against a loss of principal. Ownership of the Eligible Assets on which the guarantee is based remains with the investor and can be accessed at any time, but withdrawals in excess of those permitted under the certificate terms will diminish or eliminate future guarantees. If the investor’s Covered Asset Value is depleted to zero by other than Excess Withdrawals, Transamerica Advisors Life Insurance Company makes payments based solely on its claims-paying ability, provided that the purchaser honors the terms of the annuity.

The annuity has no cash value, surrender value or death benefit. You may never receive the benefits available under the annuity, because the Eligible Assets may perform well enough that it is never reduced to zero.

The annuity will terminate and no benefit payments will be made if 1) withdrawals are made in excess of those permitted, which reduces the Coverage Base or Coverage Amount to zero; 2) the annuity Certificate Fee is not paid; 3) assets are not allocated exclusively to Eligible Assets; or 4) Covered Asset Pool composition requirements are not met. See prospectus for more information on termination of the annuity.

COVERAGE AMOUNT

An investor’s initial Coverage Amount is established upon selecting a Lock-In Date. It may be no earlier than the date the investor or, should joint life coverage be elected, the investor’s spouse (if younger) turns 60.

After Lock-In, but before the Insured Event, the Coverage Amount is calculated on each Certificate Anniversary and is the greatest of 1) the current Coverage Amount or 2) the current Covered Asset Value on the Certificate Anniversary multiplied by the current Coverage Percentage.

COVERAGE BASE

The Coverage Base on the Lock-In Date determines the initial Coverage Amount. Prior to the Lock-In Date, on each Certificate Anniversary, the Coverage Base will be the greater of 1) the current Coverage Base; 2) the Covered Asset Value on the Certificate Anniversary; or 3) if there have been no withdrawals during the preceding Certificate Year, the Covered Asset Value as of any Quarterversary during the immediately preceding Certificate Year. After Lock-In, the Coverage Base will change in the same proportion as the Coverage Amount upon an automatic Step-Up or Excess Withdrawal.

FEE OPTIONS

The Fee Options allow you to choose a method for paying your Certificate Fee and Advisory Fee (Annual Fee Allowance). The Annual Fee Allowance is the total applicable Certificate Fee and/or Advisory Fee that may be withdrawn each Certificate Year without such withdrawals being considered an Excess Withdrawal.

Option 1 – The Certificate Fee is based on the aggregate value of the Covered Assets and is deducted from a separate cash account established with the Financial Institution.

Option 2 and 3 – The Certificate Fee is based on the Coverage Base and is deducted from a separate cash account established with the Financial Institution. The Advisory Fee is based on and deducted from the Covered Assets. The percentage is up to the maximum of either 1% or 1.5%, depending on the Fee Option selected.

Option 4 – The Certificate Fee is based on the Coverage Base and is deducted from the Covered Assets.

Option 5 and 6 – The Certificate Fee is based on the Coverage Base and is deducted from the Covered Assets. The Advisory Fee is based on and deducted from the Covered Assets. The percentage is up to the maximum of either 1% or 1.5%, depending on the Fee Option selected.

CERTIFICATE FEE REDUCTIONS

The Certificate Fee may be reduced by no more than 0.10% if 100% of the Covered Asset Pool is invested in a predefined group of Eligible Funds. The fee reduction associated with the Eligible Fund group may be introduced, discontinued or revised at any time. The Certificate Fee is reduced by 0.05% for net Certificate Contributions (aggregate Certificate Contributions less Excess Withdrawals) of $500,000 or higher.

TAXATION

Wrapping a custodial account with RetireOne Transamerica II does not impact the taxation of distributions from that custodial account. If and when that custodial account is depleted, benefit payments from Transamerica would be subject to ordinary income taxes.

OTHER IMPORTANT INFORMATION

The guaranteed lifetime payments are backed by the claims-paying ability of Transamerica Advisors Life Insurance Company. They are not backed by any other entity, including the administrator, the broker/dealer from which this annuity is purchased or any affiliates of those entities. In addition, none make any representations or guarantees regarding the claims-paying ability of Transamerica Advisor Life Insurance Company. Guarantees do not apply to the mutual funds or ETFs.

The RetireOne Transamerica II annuity is issued by Transamerica Advisors Life Insurance Company, Little Rock, AR. The annuity may not be available in all states or markets. Features and benefits may vary by state and market. In some states the annuity is issued as an individual contract instead of a group certificate. Certificate Form SALB2-CERT-0513 and Contract Form SALB2-IC-0513 (may vary by state).

Annuities may lose value and are not bank deposits, are not FDIC insured, and are not insured or endorsed by a bank or any government agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR and the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-575-ARIA (2742).

Equity exposure to combat inflation

Guaranteed income can help to protect from downside risk

Simple, predictable income stream

Assets remain invested with your advisor

Flexibility to make changes whenever life demands it

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